Nicor Inc.
                                                                  Form 10-K/A
                                                                  Exhibit 99.02





                   Report of Independent Public Accountants



To the Nicor Gas Savings Investment
  Plan Committee:


We have audited the accompanying statements of net assets available for benefits of the Nicor Gas Savings Investment Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP
Arthur Andersen LLP



Chicago, Illinois
June 23, 2000

                    Nicor Gas Savings Investment Plan

             Statements of Net Assets Available for Benefits

                                                    December 31
                                          ---------------------------------
                                              1999                1998
                                          -------------       -------------
Assets:
    Investment in the Trust               $ 146,193,352       $ 135,845,823

    Receivables:
      Participant contributions                 156,448             135,039
      Employer contributions                     86,898              76,976
                                          -------------       -------------
                                                243,346             212,015
                                          -------------       -------------

Net assets available for benefits         $ 146,436,698       $ 136,057,838
                                          =============       =============




        Statements of Changes in Net Assets Available for Benefits

                                               Year ended December 31
                                          ---------------------------------
                                              1999                1998
                                          -------------       -------------
Net increase in Plan assets from
  investment activities of the Trust      $  14,045,350       $  13,842,952

Contributions:
  Participant                                 5,091,528           3,793,375
  Employer                                    2,251,401           1,943,374
                                          -------------       -------------
                                              7,342,929           5,736,749

Distributions to participants               (11,774,889)        (12,274,845)

Transfers, net and other                        765,470             355,699
                                          -------------       -------------
Net increase                                 10,378,860           7,660,555

Net assets available for benefits at
  beginning of year                         136,057,838         128,397,283
                                          -------------       -------------
Net assets available for benefits at
  end of year                             $ 146,436,698       $ 136,057,838
                                          =============       =============


The accompanying notes are an integral part of these statements.

                      Nicor Gas Savings Investment Plan
                      Notes to the Financial Statements

PLAN INFORMATION

The following description of the Nicor Gas Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan. The Plan is a defined contribution plan which was established on July 1, 1973, to provide supplemental retirement security to substantially all employees of Nicor Gas Company (the Company), not represented by a collective bargaining agreement. The funds of the Plan are commingled with the funds of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Gas Savings Investment and Thrift Trust (the Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan administration. Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. Under the terms of a trust agreement, the Northern Trust Company acts as trustee for the Trust and holds the investments of the Plan. The Northern Trust Company also acts as investment manager for certain investments of the Plan. Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions. The participant may elect to make either tax-deferred or after-tax contributions, or any combination thereof, by payroll deduction, that are partially matched by the Company. For employees hired on and after January 1, 1998, the Company makes an additional annual contribution. Beginning in 1998, the Plan began to accept certain rollovers. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant loans. Beginning in 1998, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are repayable through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant's account. The interest rate is based on the Northern Trust prime rate plus 1 percent and is fixed over the life of the loan. The interest rate at December 31, 1999 and 1998 was 9.5 percent.

Vesting and forfeitures. The participant's contributions and earnings thereon are immediately vested. The Company's contributions and earnings thereon are vested after the participant's completion of five years of service, the participant's death while employed by the Company or retirement.

If the participant's interest in the Company's contributions and earnings thereon is not vested, such interest will be forfeited if the participant's employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are applied to reduce the amount of the Company's contributions under the Plan. Forfeitures for 1999 and 1998 totaled $25,875 and $53,517, respectively.

Suspensions and withdrawals. The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw participant contributions and earnings thereon prior to termination of employment. The Company's matching contributions and earnings thereon will not be distributed until the vested participant's attainment of age 59-1/2 or employment has been terminated.

                      Nicor Gas Savings Investment Plan
                Notes to the Financial Statements (Continued)


Plan termination. The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

ACCOUNTING POLICIES

Investment valuation. The Plan states its investment in the Trust at the underlying value of the investments of the Trust as follows:

Group annuity contracts are recorded at contract value. Contract value represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The aggregate market value of the group annuity contracts at December 31, 1999 and 1998, approximated contract value. Estimated market value is based on a variety of factors, such as contract terms, interest rate, maturity date and credit worthiness of the issue. For the years ended December 31, 1999 and 1998, the average return was approximately 6.8 percent.

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

The market value of the units of the common/collective trusts and registered investment companies are determined based on the underlying market value of the investments of the funds.

Allocation provisions. The Trust's net investment gain (loss) is allocated daily to the Plan based on the beginning ratio of the Plan's investment balance to total Trust investments.

Use of estimates. The preparation of financial statements requires management to make estimates that affect the reported amounts. Actual results could differ from those estimates.

Reclassifications. Certain reclassifications were made to conform the prior year's financial statements to the current year's presentation.

INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated January 16, 1997, that the Plan is qualified and the Trust established under the Plan is tax exempt under Section 401(a) of the Internal Revenue Code (the Code). The Plan's management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code.

NET TRANSFER FROM NICOR GAS THRIFT PLAN

If an employee transfers between the Plans, their account balance is transferred into a new account in their current plan. During 1999 and 1998, a net transfer of $822,994 and $165,468, respectively, was made from the Nicor Gas Thrift Plan to the Nicor Gas Savings Investment Plan.

                      Nicor Gas Savings Investment Plan
                Notes to the Financial Statements (Continued)


TRUST FINANCIAL INFORMATION

The following schedules present the Trust's net assets as of December 31, 1999 and 1998, the increase in the Trust's net assets derived from investment activities for the years then ended and the Plan's share of each:

                             Net Assets in Trust

                                                  December 31
                                        --------------------------------
                                            1999               1998
                                       --------------     -------------
         Assets:

         General Investments:
            Group annuity contracts     $ 112,587,125     $ 118,233,043
            Common/collective trusts*      21,990,550        21,115,362
            Nicor Inc. common stock*       23,080,168        23,011,419
            Registered investment
              companies*                  104,432,679        87,804,603
            Loans to participants*          3,797,948         3,051,418

         Other assets                         349,741           425,832
                                        -------------     -------------

                                          266,238,211       253,641,677

         Liabilities:

         Operating payables                    94,739           240,545
                                        -------------     -------------

         Net assets in Trust            $ 266,143,472     $ 253,401,132
                                        =============     =============

         Plan's interest in Trust net
           assets                       $ 146,193,352     $ 135,845,823
                                        =============     =============

* Includes Party-in-Interest Investments.

                      Nicor Gas Savings Investment Plan
                Notes to the Financial Statements (Concluded)


                         Trust Investment Activities



                                             Year Ended December 31
                                        -------------------------------
                                             1999              1998
                                         ------------      ------------
    Investment income:
      Interest                           $  8,388,351      $  8,400,725
      Dividends                               967,266           844,741
      Net change in market value
        of Nicor Inc. common stock         (5,779,130)          (65,239)
      Net investment gain from
        common/collective trusts              193,751           996,540
      Net investment gain from
        registered investment companies    19,329,540        14,475,016
                                         ------------      ------------

                                           23,099,778        24,651,783

      Administrative expenses                (308,720)         (223,153)
                                        -------------     -------------

      Increase in Trust net assets
        derived from investment
        activities                      $  22,791,058     $  24,428,630
                                        =============     =============

      Plan's interest in Trust
        investment activities           $  14,045,350     $  13,842,952
                                        =============     =============